Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of United Rentals, Inc. for the registration of United Rentals, Inc. debt securities, shares of common stock, shares of preferred stock, and warrants and United Rentals (North America), Inc. debt securities and to the incorporation by reference therein of our reports dated January 25, 2012, with respect to the consolidated financial statements and schedule of United Rentals, Inc., and the effectiveness of internal control over financial reporting of United Rentals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Stamford, CT

September 27, 2012